                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                      PURSUANT TO RULES 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                          FOR THE MONTH OF APRIL, 2001

                          ROYAL CARIBBEAN CRUISES LTD.

                    1050 CARIBBEAN WAY, MIAMI, FLORIDA 33132
                    ----------------------------------------
                    (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)

         [INDICATE BY CHECK MARK WHETHER THE REGISTRANT FILES OR WILL FILE ANNUAL REPORTS UNDER COVER FORM 20-F OR FORM 40-F.]

                         FORM 20-F [X]     FORM 40-F [ ]

         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                                 YES [ ]   NO [X]

         [IF "YES" IS MARKED INDICATE BELOW THE FILE NUMBER ASSIGNED TO THE REGISTRANT IN CONNECTION WITH RULE 12g3-2(b): 82-_____].

News From
Royal Caribbean Cruises Ltd.
Office of Corporate Communications
1050 Caribbean Way, Miami, Florida 33132-2096

                                      Contact: Lynn Martenstein or Erin Williams
                                               (305) 539-6570 or (305) 539-6153

                              For Immediate Release

               ROYAL CARIBBEAN REPORTS FIRST QUARTER 2001 RESULTS

MIAMI - (April 25, 2001) - Royal Caribbean Cruises Ltd. (NYSE, OSE: RCL) announced today that revenues for the first quarter of 2001 were $727 million, up 3 percent from $708 million in 2000. The increase in revenues was due primarily to an increase in capacity in the quarter, offset by a decline in yields. Yields, defined as net revenues per available passenger cruise day, were down 11 percent for the quarter, primarily due to the impact of the Millennium New Year's event, which positively affected the first quarter of 2000. Excluding the impact of the Millennium event, yields were down 4 percent. Net income for the quarter was $52 million, as compared with $106 million in the first quarter of 2000. Earnings per share were $0.27, versus $0.55 in the prior year.

Efforts to stimulate demand and attract first-time cruisers continued in the first quarter with the launch of new ad campaigns for the Royal Caribbean International and Celebrity Cruises brands. Both of these ad campaigns have been successful in increasing brand awareness among consumers and travel agents, as evidenced by recent surveys from independent sources and a tripling in the monthly number of visitors to each of the brands' websites.

The newest additions to the company's fleet, INFINITY for the Celebrity Cruises brand and RADIANCE OF THE SEAS for Royal Caribbean International, entered into service last month. These ships join Celebrity's MILLENNIUM as the first in the industry to use smokeless gas turbine engines.

"We know our guests are as concerned as we are about protecting the environment," said Richard D. Fain, chairman and chief executive officer of Royal Caribbean Cruises Ltd. "We take great pride in introducing this technology not only because it corresponds to the desires of the consumer, but also because it's the right thing to do." Both ships are heading to Alaska for the summer, and the company believes they will be the most innovative hardware available in the region.



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ROYAL CARIBBEAN REPORTS FIRST QUARTER 2001 RESULTS                     2-2-2-2
------------------------------------------------------------------------------

Also geared at the Alaska market, the company's newest division, Royal Celebrity Tours, took delivery of its first two rail cars - the largest domed rail cars in the world - and begins its inaugural season of operation next month. A six-city whistle stop tour of the rail cars through the Midwest and West previewed the new premium Alaskan land product to travel agents and media.

"Although this year's booking period started out strong, we are disappointed that the momentum did not continue as long as we would have liked," said Fain. "As we all know, the slowdown of the economy is affecting consumer spending. This impact, coupled with increased industry capacity, continues to put pressure on pricing. As a result, we now forecast yields for the last nine months of 2001 to be down 2 percent on a year-over-year basis."

"While the pricing environment remains challenging, we believe the long-term fundamentals of the industry remain intact. We firmly believe our young, innovative fleet is competing aggressively in this market. Our product offering is effectively attracting first-time cruisers and providing new options to our large base of loyal guests."

Royal Caribbean Cruises Ltd. is a global cruise vacation company that operates Royal Caribbean International, Celebrity Cruises, and Royal Celebrity Tours. Royal Caribbean International and Celebrity Cruises have a combined total of 21 ships in service and eight under construction or on firm order. Royal Celebrity Tours operates cruise-tour vacations in Alaska utilizing the world's largest glass-domed railcars. Additional information can be found on www.royalcaribbean.com or www.celebritycruises.com.

The company has scheduled a conference call at 10 a.m. today to discuss its earnings. This call can be listened to, either live or on a delayed basis, on the Company's investor relations web site at www.rclinvestor.com.

Certain statements in this news release are forward-looking statements. Such forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performances or achievements to differ materially from future results, performance or achievements expressed or implied in such forward-looking statements. Such factors include general economic and business conditions, changes in cruise industry competition, weather and other factors described in further detail in Royal Caribbean's filings with the Securities and Exchange Commission.

                            (Financial Tables Follow)

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

                          ROYAL CARIBBEAN CRUISES LTD.

                      CONSOLIDATED STATEMENTS OF OPERATIONS
            (unaudited, dollars in thousands, except per share data)



                                                       FIRST QUARTER ENDED
                                                             MARCH 31,
                                               ------------------------------------
                                                      2001               2000
                                               ------------------  ----------------
Revenues                                       $         726,878   $       707,786
                                               ------------------  ----------------
Expenses
    Operating                                            456,339           403,179
    Marketing, selling and administrative                112,790           108,415
    Depreciation and amortization                         67,665            56,556
                                               ------------------  ----------------
                                                         636,794           568,150
                                               ------------------  ----------------
Operating Income                                          90,084           139,636
                                               ------------------  ----------------
Other Income (Expense)
    Interest income                                        6,797             1,373
    Interest expense, net of capitalized interest        (59,255)          (31,978)
    Other income (expense)                                14,871            (3,503)
                                               ------------------  ----------------
                                                         (37,587)          (34,108)
                                               ------------------  ----------------
Net Income                                     $          52,497   $       105,528
                                               ==================  ================
Earnings Per Share
    Basic                                      $            0.27   $          0.57
                                               ==================  ================
    Diluted                                    $            0.27   $          0.55
                                               ==================  ================
Weighted Average Shares Outstanding
    Basic                                            192,160,596       182,466,598
                                               ==================  ================
    Diluted                                          193,515,506       193,538,594
                                               ==================  ================



                                STATISTICS

                                                      2001               2000
                                                 ----------------    --------------
Occupancy as a percentage of total capacity          103.0%             101.7%

Guest Cruise Days                                   3,493,512          3,024,269




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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       ROYAL CARIBBEAN CRUISES LTD.
                                       -----------------------------------

                                      (Registrant)

Date:  April 27, 2001                  By: /s/ BONNIE S. BIUMI
                                           -------------------------------
                                       Bonnie S. Biumi
                                       Vice President and Treasurer